Exhibit 4.21.2

AMENDMENT TO
INTER PARFUMS, INC.
2004 NONEMPLOYEE DIRECTOR
STOCK OPTION PLAN

Section 4(c) of the 2004 Nonemployee Director Stock Option Plan is hereby amended to read as follows:

“(c) Each Nonemployee Director shall be granted an option to purchase 1,000 shares of Common Stock commencing on the next February 1st, and each succeeding February 1st throughout the term of this Plan for so long as he is a Nonemployee Director. Notwithstanding the foregoing, no option shall be granted on such February 1st grant date to any Nonemployee Director who first becomes a Nonemployee Director within six (6) months prior to such February 1st grant date.”